

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 2, 2008

Thomas S. Smith, President
Superior Silver Mines, Inc.
413 Cedar Street
Wallace, ID 83873

> **Re: Superior Silver Mines, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 7, 2008**
> **File No. 0-53035**

Dear Mr. Smith:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not disclosed a business plan in your Form 10. We also note your disclosure in your quarterly report on Form 10-Q for the quarterly period ended March 31, 2008 that you seek to investigate, and if such investigation warrants, seek to acquire an interest in a business seeking the perceived advantage of a publicly registered corporation. As a result, it appears that you are a "blank check company." See Rule 419 of the Securities Act of

1933. Please expand the risk factors set forth in your Form 10 to disclose the risks related to your blank check company status.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9

Director Independence, page 10

2.   Please reconcile your disclosure that Mr. Lavigne is an independent director with your disclosure in the matrix at page 10 that he has an "other relationship" with the company.

***

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

        via facsimile

        Gregory B. Lipsker, Esq.
        (509) 455-8483